Capital Emerging Markets Total Opportunities Fund
6455 Irvine Center Drive
Irvine, CA 92618

November 17, 2011

Mr. John Grzeskiewicz, Senior Counsel
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Capital Emerging Markets Total Opportunities Fund (the “Fund”)
File Nos. 333-176635 and 811-22605

Dear Mr. Grzeskiewicz:

Capital Guardian Trust Company, investment adviser to the Fund, hereby represents that it shall assume all costs associated with the organization of the fund and the initial offering of the fund’s shares. If you have any questions please do not hesitate to contact me at (213) 615-0404.

Sincerely,
/s/ Timothy W. McHale
Timothy W. McHale
Counsel